Exhibit 99.2

GOLD ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

August 10, 2023

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023

General

This management’s discussion and analysis ("MD&A") of the financial condition and results of operations of the Company should be read in conjunction with its unaudited condensed interim consolidated financial statements and the notes thereto for the three and six months ended June 30, 2023, its Annual Report on Form 20-F (the "Annual Report") for the year ended September 30, 2022, and its Transition Report on Form 20-F, including the consolidated financial statements and the notes included therein, copies of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

References in this MD&A to the "Company", "Gold Royalty" and "GRC" mean Gold Royalty Corp., together with its subsidiaries, unless the context otherwise requires.

The Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2023, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") applicable to the presentation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting.

Unless otherwise stated, all information contained in this MD&A is as of August 10, 2023. Unless otherwise stated, references herein to "$" or "dollars" are to United States dollars and references to "C$" are to Canadian dollars.

Business Overview

Gold Royalty is a precious metals focused royalty company offering creative financing solutions to the metals and mining industry. The Company's diversified portfolio includes over 200 royalties across properties of various stages, including 4 cash flowing properties.

The head office and principal address of the Company is located at 1830 – 1188 West Georgia Street Vancouver, BC, V6E 4A2, Canada. The Company’s common shares (the "GRC Shares") and certain of its outstanding common share purchase warrants are listed on the NYSE American under the symbols "GROY" and "GROY.WS", respectively.

Business Strategy

Since inception, the Company's stated strategy has been to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term returns for its investors.

In carrying out its strategy, the Company seeks out and continually reviews opportunities to expand its portfolio through the acquisition of existing or newly created royalty, stream or similar interests and through accretive acquisitions of companies that hold such assets. In acquiring newly created interests, the Company acts as a source of financing to mining companies for the development and exploration of projects.

The Company’s "Royalty Generator Model" is focused on mineral properties held by the Company and its subsidiaries and additional properties that may be acquired from time to time, with the aim of subsequently optioning or selling them to third-party mining companies in transactions where the Company would retain a royalty, carried interest or other similar interest. The Company believes the royalty generator model provides increased volume of potential royalty opportunities, targeting opportunities with potential exploration upside.

The Company generally does not conduct development or mining operations on the properties in which it holds interests, and it is not required to contribute capital costs for these properties. The Company may, from time to time, conduct non-material exploration related activities to advance its royalty generator model.

Change of Fiscal Year End

As previously disclosed, the Company changed its fiscal year end from September 30 to December 31 commencing with its 2023 fiscal year. As a result, this MD&A presents the Company's results of operations for the three and six months ended June 30, 2023, being the second quarter of its current fiscal year.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023

Summary of Results

The following table sets forth selected financial information for the three and six months ended June 30, 2023 and 2022, respectively:

	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Revenue	468	1,907	1,235	2,545
Net loss	(2,496)	(3,438)	(5,579)	(5,826)
Net loss per share, basic and diluted	(0.02)	(0.03)	(0.04)	(0.05)
Dividends declared per share	0.01	0.01	0.02	0.01
Cash used in operating activities	(1,337)	(4,205)	(3,398)	(11,821)
Non-IFRS and Other Measures
Total Revenue and Land Agreement Proceeds*	557	2,024	2,527	3,783
Cash Operating Expenses*	(1,822)	(2,618)	(4,345)	(6,383)
Adjusted Net Loss*	(2,487)	(2,036)	(3,805)	(4,184)
Adjusted Net Loss per share, basic and diluted*	(0.02)	(0.02)	(0.03)	(0.03)
Total gold equivalent ounces ("GEOs")*	237	1,031	639	1,376
Statement of Financial Position
Total assets	677,346	671,148	677,346	671,148
Total non-current liabilities	145,169	135,298	145,169	135,298

* See "Non-IFRS Financial Measures".

Highlights for the three and six months ended June 30, 2023

Summary of Quarterly Highlights

•
Adjusted Net Loss per share for the second quarter of 2023 was unchanged at $0.02 per share compared to the comparative period as lower total revenue and land agreement proceeds in the second quarter 2023 were partially offset by an over 30% decrease in Cash Operating Expenses. Total Revenue and Land Agreement Proceeds is a non-IFRS financial measure. See "Non-IFRS Measures"
•
Total Revenue and Land Agreement Proceeds in the second quarter were lower than expected primarily due to resequencing of production at the Barnat Pit at Canadian Malartic. Full year Total Revenue and Land agreement Proceed guidance of $5.5 million to $6.5 million is currently maintained as the shortfall in revenue from Canadian Malartic is expected to be substantially recovered in the second half of the year. See "Non-IFRS Measures"
•
On July 31, 2023, the Company announced it has entered into an agreement to acquire a 1% royalty on portions of the producing Cozamin copper-silver mine in Mexico ("Cozamin") operated by Capstone Copper Corp. ("Capstone").
•
The Company generated two new royalties through the royalty generator model and has now created 37 royalties through the royalty generator model since 2021.

Select royalty portfolio highlights include:

•
Odyssey Project (3.0% NSR over the northern portion of the project): On June 20, 2023, Agnico Eagle Mines Limited ("Agnico Eagle") provided an update on the Canadian Malartic Complex including the details of an updated internal study. The updated internal study outlined an improved production profile and opportunities to add production in years 2025 to 2028. Recent positive drill results in the Odyssey internal zones indicate the potential for further increases in production during the 2023 to 2028 transition period.
•
Côté Gold Project (0.75% NSR royalty over the southern portion of the project): On May 11, 2023, IAMGOLD Corporation ("IAMGOLD") disclosed that, as of March 31, 2022, the Côté Gold Project was estimated to be approximately 80% complete. Additionally, on May 16, 2023, IAMGOLD disclosed a $400 million loan term financing deal with Oaktree Capital Management and outlined that construction of the large-scale, long life Côté Gold Project was on-track and on-budget to commence production in early 2024.
•
Ren Project (1.5% NSR royalty and 3.5% NPI): On August 8, 2023, Barrick Gold Corporation ("Barrick") reported its second quarter results and outlined that exploration had progressed at significant brownfields opportunities at Carlin. Barrick further outlined that drilling continues to confirm potential discoveries across the exploration pipeline in the Nevada Complex.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023

•
Fenelon Gold Project (2.0% NSR royalty): On June 26, 2023 Wallbridge Mining Company Limited (“Wallbridge”) announced a Preliminary Economic Assessment (“PEA”) for the Fenelon Gold Project.
•
Granite Creek Mine Project (10.0% NPI): On July 11, 2023, i-80 Gold Corp (“i-80”) provided a comprehensive update on its operations including development and exploration activities at Granite Creek. i-80’s disclosed that its focus has shifted to the Ogee Zone at Granite Creek with positive grade reconciliation, increased mining rates and increasing production. i-80 is also accelerating infrastructure development to access the high-grade South Pacific Zone as Granite Creek progresses towards full commercial production.
•
Whistler Gold-Copper Project (1.0% NSR): On May 30, 2023, U.S. GoldMining Inc. ("US GoldMining") announced that following the successful completion of its initial public offering in April 2023 which raised gross proceeds of US$20 million, US GoldMining has approved its 2023 exploration program and budget for the Whistler gold-copper project. It further disclosed that Phase 1 of its inaugural exploration program has commenced with field crews undertaking rehabilitation work on the existing camp which will enable the commencement of core drilling, mine engineering and environmental baseline studies later in the 2023 summer field season.

See “Selected Asset Updates” for further information.

Selected Asset Updates

The following is a summary of selected recent developments announced by the operators of the properties underlying certain of the Company's royalties. Please refer to the Annual Report for additional information regarding our interests.

Acquisition of Cozamin Royalty

On July 31, 2023, the Company announced that it entered into an agreement to acquire an existing 1.0% net smelter return royalty from Endeavour Silver Corp. ("Endeavour") on portions of Cozamin for total cash consideration of $7.5 million. Cozamin is operated by Capstone Copper Corp. Pursuant to the transaction, the Company will also be granted, at closing, the option to acquire additional royalties on five contiguous concessions to the south of the existing royalty area for consideration of up to $500,000, subject to existing rights of first refusal held by the operator. The transaction is subject to customary closing conditions.

The Company also announced on July 31, 2023 that it expects that, with the completion of the acquisition, its board of directors will suspend dividends under its previously announced dividend program to focus capital on executing its strategic priority of growing cash flow and net asset value per share through accretive acquisitions.

Canadian Malartic Property

The Company holds four royalties on portions of the Canadian Malartic Mine Property, including a 3.0% NSR royalty on portions of the Canadian Malartic mine and Odyssey mine in Québec, Canada. This royalty currently applies to a portion of the open pit areas (the eastern end of the Barnat Extension) where a majority of production to date has occurred. The royalty also applies to portions of the Odyssey, East Malartic, Sladen and Sheehan zones, and all of the Jeffrey zone within the Canadian Malartic Property. The collective property is now known as the "Canadian Malartic Complex" and is owned and operated by Agnico Eagle.

The Company also holds 2.0% NSR royalties on the Charlie Zone and the eastern portion of the Gouldie zone, a 1.5% NSR royalty on the Midway Project (1.0% NSR can be bought back for $1.0 million and a 15% NPI on the Radium Property.

On April 27, 2023, Agnico Eagle announced its 2023 first quarter results including an update on the Odyssey Project. At the Odyssey Project, good progress was made on underground development and surface construction activities in the first quarter of 2023. Underground development via ramp access had passed the bottom of the Odyssey South deposit and had reached the level of the first shaft access point. Shaft sinking activities have also commenced. The first production blast occurred at the Odyssey South deposit in late March 2023. Drilling activities were focused on infilling the internal zones at the Odyssey South deposit and mineral resource expansion of the East Gouldie deposit to the east and west.

On June 20, 2023, Agnico Eagle provided a further update on the Canadian Malartic Complex including the details of an updated internal study. Highlights of the updated study disclosed by Agnico Eagle:

•
Significant conversion of mineral resources and mine life extension to 2042.
•
Improved production profile and opportunities to add production in years 2025 to 2028. Recent positive drill results in the Odyssey internal zones indicate the potential to further increase production during the 2023 to 2028 transition period.
•
Project significantly de-risked, including 60% of surface construction completed in 2.5 years. The project construction and mine development remains largely on schedule.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023

•
Opportunity to further enhance value. Agnico Eagle expects to have up to 40,000 tonnes per day ("tpd") of excess mill capacity at the Canadian Malartic Complex starting in 2028 as processing of open pit ore and low-grade stockpiles transitions to the higher-grade Odyssey mine. This additional mill capacity provides significant optionality for organic growth at Odyssey, property-wide exploration upside and from the development of other projects in Agnico Eagle's regional pipeline.
•
The Odyssey zone began production in March 2023 from Odyssey South and is expected to ramp up to approximately 3,500 tpd in 2024. The 2023 Study incorporates a larger mineral resource for Odyssey compared to the 2020 study, increasing the estimated total payable ounces over the life of mine by 23%. Agnico Eagle highlights the excellent near-term exploration upside in the lateral extensions of the Odyssey internal zones, with encouraging drill results showcasing the potential to add additional ounces to the 2023-2028 transition period. The Odyssey North deposit is expected to start in 2028 and ramp up to a run rate of approximately 3,500 tpd. The East Malartic deposit is expected to be brought into the mine plan in 2030 at a run rate of approximately 3,200 tpd.
•
Regional exploration program is targeting the Midway Project. Agnico Eagle refers to previous production and technical work at Midway as indicative of near-term exploration opportunities to make new discoveries around the historical Malartic Goldfield Mine. Importantly, any new discovery would be within close range of the Canadian Malartic Complex processing facilities.

On July 26, 2023, Agnico Eagle announced their second quarter financial and operating results including updated on the Odyssey Project. Agnico Eagle reiterated the highlights of the updated study and outlined that surface construction was approximately 60% complete as at June 30, 2023. Agnico Eagle further stated that the extraction of the first stope at Odyssey South in the second quarter of 2023 has shown positive reconciliation with respect to tonnes and gold grade, reflecting the potential contribution from internal zones. Agnico Eagle continues to drill to better identify the internal zones that have the potential to improve the production profile at Odyssey South. The production levels below level 36 have been redesigned to capture the potential mining recovery of these zones.

Royalty receipts from Canadian Malartic in the first half of 2023 have been lower than expected due to adjusted sequencing of production at the mine, which saw Agnico Eagle not focus on the eastern edge of the Barnat Pit where the Company's royalty is located. The Company has maintained its revenue guidance for the full year and expects to substantially recover the delayed revenue from gold production in the second half of 2023.

For more information, refer to Agnico Eagle’s news releases dated April 27, 2023,June 20, 2023 and July 26, 2023 available under its profile on www.sedarplus.ca

Côté Gold Project

The Company holds a 0.75% NSR royalty over the southern portion of the Côté Gold Project in Ontario, Canada.

On May 11, 2023, IAMGOLD disclosed that, as of March 31, 2022, the Côté Gold Project was estimated to be approximately 80% complete. Additionally, on May 16, 2023, IAMGOLD disclosed a $400 million term loan financing deal with Oaktree Capital Management and outlined that construction of the large-scale, long life Côté Gold Project was on-track and on-budget to commence production in early 2024 .

For more information, refer to IAMGOLD’s news releases dated May 11 and 16, 2023 available under its profile at www.sedarplus.ca.

Ren Project

The Company holds a 1.5% NSR and a 3.5% NPI over the Ren Project ("Ren"), part of Barrick’s Carlin Complex, in Elko County, Nevada, USA.

On May 3, 2023, Barrick reported their first quarter results and mentioned significant financial investments in equipment and development at Ren that will boost productivity and mineralization development, alongside a new paste plant at Goldstrike.

On August 8, 2023, Barrick reported its second quarter results and outlined that exploration had progressed at significant brownfields opportunities at Carlin. Barrick further outlined that drilling continues to confirm potential discoveries across the exploration pipeline in the Nevada Complex.

For further information, refer to Barrick’s news releases dated May 3, 2023 and August 8, 2023 available under its profile at www.sedarplus.ca.

Granite Creek Mine Project

The Company holds a 10.0% NPI over the Granite Creek Mine in Humboldt County, Nevada, USA.

On July 11, 2023, i-80 provided a comprehensive update on its operations including development and exploration activities at Granite Creek. At Granite Creek, i-80 continues to advance the decline to provide multiple operational levels at the Ogee Zone. Four levels have been completed with mining continuing to ramp up with the fifth level being developed leading to the South Pacific Zone.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023

i-80 disclosed that the Ogee Zone has provided positive grade reconciliation, encountering a significant amount of oxide material across the mined areas. It further disclosed that it has entered into an agreement to sell this oxide material with a third-party, while high-grade refractory mineralization continues to be trucked to Nevada Gold Mine’s "Sage Plant".

Further development of the operation continues, with the installation of the sixth dewatering well nearing completion which will allow for lower water levels and acceleration of development and mining rates. i-80 is continuing to further delineate the South Pacific Zone for mine planning and inclusion in the economic model of the underground Feasibility Study.

For further information, refer to i-80’s news releases dated July 11, 2023, available under its profile at www.sedarplus.ca

Fenelon Gold Project

The Company holds a 2.0% NSR royalty over current mineral resources on the Fenelon Gold Project in Québec, Canada. On June 26, 2023, Wallbridge announced a PEA for the Fenelon Gold Project.

On July 13, 2023, Wallbridge disclosed that it had resumed exploration activities at the Fenelon property which had been previously paused due to a heightened risk of forest fires.

For more information, refer to Wallbridge’s news releases dated June 26, 2023, July 13, 2023, available under its profile at www.sedarplus.ca.

Jerritt Canyon Mine

The Company holds a 0.5% NSR royalty over the Jerritt Canyon Mine in Elko County, Nevada, USA. The Company also holds an incremental per ton royalty interest on the Jerritt Canyon processing facility.

On July 18, 2023 First Majestic Silver Corp. ("First Majestic") announced exploration drilling results at Jerritt Canyon.

On July 20, 2023, First Majestic provided its second quarter production figures and updated guidance, including an update on activities at Jerritt Canyon during the quarter. During its partial quarter, Jerritt Canyon processed most of its remaining ore stockpiles and work-in-progress inventory throughout April and May. As of April 24, 2023, all activities at the Jerritt Canyon processing plant were suspended following the Company's previously announced temporary suspension of mining activities on March 20, 2023. During the quarter, up to three underground drill rigs completed 7,375 metres of drilling on the property. As a result of the previously announced temporary suspension at Jerritt Canyon, First Majestic has assumed there will be no gold production from Jerritt Canyon in the second half of 2023.

For more information, refer to First Majestic’s news releases dated July 18, 2023 and July 20, 2023 available under its profile at www.sedarplus.ca.

Railroad-Pinion Project

The Company holds a 0.436% NSR royalty over portions of the Railroad-Pinion Project in Elko County, Nevada, USA.

On August 3, 2023, Orla Mining Ltd. ("Orla") provided its second quarter results, including an update on activities at South Railroad during the quarter. Drilling at South Railroad began late in the second quarter and assay results are pending. Orla’s exploration objectives are to upgrade and grow resources at satellite deposits and drill test multiple targets for new discovery.

Orla is expecting the Bureau of Land Management ("BLM") to file the Notice of Intent for South Railroad in the Federal Register in late 2023 or early 2024. Once the Notice of Intent is filed, public scoping meetings can commence in conjunction with the development of the Environmental Impact Statement ("EIS"). The Company has engaged SWCA Environmental Consultants to manage the EIS process on behalf of the BLM as per the prescribed process. The Company anticipates awarding the Engineering, Procurement & Construction Management contract for the South Railroad Project once the Notice of Intent has been filed. Detailed engineering and design work could then commence in preparation for a construction decision following the conclusion of the National Environmental Policy Act process and receipt of the Record of Decision document.

For more information, refer to Orla Mining's news release dated August 3, 2023, available under its profile at www.sedarplus.ca.

Whistler Gold-Copper Project

The Company holds a 1.0% NSR royalty over the Whistler gold-copper project in Alaska, USA.

On May 30, 2023, U.S. GoldMining Inc. ("US GoldMining") announced that following the successful completion of its initial public offering in April 2023 which raised gross proceeds of US$20 million, US GoldMining has approved its 2023 exploration program and budget for the Whistler gold-copper project. It further disclosed that Phase 1 of its inaugural exploration program has commenced with field crews undertaking rehabilitation work on the existing camp which will enable the commencement of core drilling, mine engineering and environmental baseline studies later in the 2023 summer field season.

For more information, refer to GoldMining’s news release dated May 30, 2023, available under its profile at www.sedarplus.ca.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023

Croinor Gold Project

The Company holds a 2.75% NSR royalty over the Croinor Gold Project in Quebec, Canada.

On July 13, 2023 Probe Gold Inc. ("Probe") announced that it had entered into a definitive agreement to acquire a 100% interest in the Croinor Gold property from Monarch Mining Corp. ("Monarch"). The Croinor Gold Project acquisition extends Probe’s land package immediately to the east of Probes’s Novador Project and increases Probe’s landholdings in Val-d’Or to 600 square kilometers. On July 28, 2023 Probe announced the completion of the acquisition.

Prior to completion of such acquisition, the Company and Monarch entered into an agreement pursuant to which Monarch was granted the right to buyback up to a 1% NSR of the Company's royalties on each of the McKenzie Break, Swanson and Croinor Gold Projects. The right is exercisable for a period of 24 months by Monarch in respect of each individual property as follows:

(a) during the initial 12 month period, for payment of $2.0 million in cash and $2.5 million in voting shares of Monarch (or its successor); and

(b) during the second 12 month period, for payment of $2.5 million in cash and $3 million in voting shares of Monarch (or its successor).

In connection with its acquisition of Croinor, the above buyback right in respect of Croinor was assigned by Monarch to Probe.

For more information, refer to Probe’s news releases dated July 13, 2023 available under its profile at www.sedarplus.ca.

Royalty Generation Update

The Company’s Royalty Generator Model had a productive quarter with two new royalties during the quarter. The Company has now generated 37 royalties since the acquisition of Ely Gold Royalties in 2021 through this model. Details of the new royalties generated during the quarter are as follows:

•
The Quarter Horse property was sold to First Majestic with Gold Royalty retaining a 0.75% NSR royalty over the property.
•
The Goldfield West property was sold to Centerra Gold Inc with Gold Royalty retaining a 2.0% NSR royalty over the property.

The Company currently has 31 properties subject to land agreements and 7 properties under lease and expects to generate $3.2 million in land agreement proceeds in 2023. The model continues to incur low operating cost with only $81,000 spent on mineral interests maintenance expense during the first half of 2023.

Outlook

Management currently believes the Company is on track to meet its previously disclosed forecast of $5.5 million and $6.5 million in total revenues and land agreement proceeds in 2023 based on the production guidance published to date by the operators of the properties underlying the Company's interests, a forecasted gold price ranging from $1,700 to $2,000 per ounce and expected payments from land agreements. The Company expects to incur $7.0 to $8.0 million in recurring cash operating expenses in 2023 (forecasted cash operating expenses, excluding transaction-related and other non-recurring expenses) which remains unchanged as well. The Company currently expects that it will generate positive net operating cash flow in 2024 (forecasted operating cash flow before movement in non-cash working capital adjusted for land agreement proceed credited against mineral properties) when select key growth projects are expected to ramp up in production, including the long-life cornerstone mines at Côté and Odyssey.

The foregoing projected outlook constitutes ''forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws and is intended to provide information about management's current expectations for the Company's 2023 fiscal year. Although considered reasonable as of the date hereof, such outlook and the underlying assumptions may prove to be inaccurate. Accordingly, actual results could differ materially from the Company's expectations as set forth herein.

In preparing the above outlook, management assumed, among other things, that the operators of the projects underlying the Company's royalties will meet expected production milestones and forecasts for the applicable period and that operators of land agreements will elect to make all expected payments over the period. See "Forward-Looking Statements".

Discussion of Operations

Three months ended June 30, 2023, compared to three months ended June 30, 2022

The Company had a net loss of $2.5 million, or $0.02 on a basic and diluted basis, in the three months ended June 30, 2023, compared to $3.4 million, or $0.03 per share on a basic and diluted basis, for the same period of 2022. During the three months ended June 30, 2023, the Company incurred an Adjusted Net Loss of $2.5 million or $0.02 per share, compared to an Adjusted Net Loss of $2.0 million or $0.02 per share, for the same period in 2022. See "Non-IFRS Measures". The second quarter operating results were positively impacted by a 30% decrease in Cash Operating Expenses of $0.8 million partially offset by a $0.6 million decrease in gross profits from our royalty and land agreement business.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023

See "Non-IFRS Measures". The decrease in the Company’s gross profit was principally driven by an unplanned resequencing of production at Canadian Malartic, a shortfall currently expected to be substantially recovered in the second half of 2023. The comparable period in 2022 also included a one-time recovery of revenue from past periods related to the Borden royalty, which did not occur in the same period in 2023.

The following provides a breakdown of our revenue by assets for the periods indicated:

	For the three months ended June 30
	2023	2022
	($)	($)
Canadian Malartic	58	690
Borden	225	823
Jerritt Canyon	78	190
Others	107	204
	468	1,907

During the three months ended June 30, 2023, Cash Operating Expenses decreased by 30% from $2.6 million to $1.8 million in the same period of 2022. See "Non-IFRS Measures". The decrease in Cash Operating Expenses was primarily the result of a decrease in insurance premiums, office and technology expenses, investor communications and marketing expenses, consulting fees and professional fees in the current quarter compared to the comparative quarter. See "Non-IFRS Measures". Professional fees primarily consisted of expenses for audit and quarterly review fees, legal fees for general corporate and securities matters.

The following provides a breakdown of Cash Operating Expenses for the periods indicated:

	For the three months ended June 30
	2023	2022
	($)	($)
Consulting fees	34	352
Insurance fees	324	492
Investor communications and marketing expenses	192	255
Management and directors' fees	386	353
Mineral interest maintenance expenses	63	115
Office and technology expenses	88	190
Professional fees	279	477
Salaries, wages and benefits	367	283
Transfer agent and regulatory fees	89	101
	1,822	2,618

See "Non-IFRS Measures"

During the three months ended June 30, 2023 and 2022, the Company recognized share-based compensation expense of $0.8 million and $0.7 million, respectively. Share-based compensation expenses represented the vesting of share options and restricted share units granted by the Company to management, directors, employees and consultants. The share-based compensation expense also included the amortization of the fair value of shares issued by the Company to contractors for marketing services of $0.03 million for the three months ended June 30, 2023.

During the three months ended June 30, 2023 and 2022, the Company recognized a fair value gain on its derivative liabilities of $0.01 million and $2.8 million, respectively. The change is primarily as a result of the remeasurement of the fair value of 8,849,251 warrants to purchase common shares of Ely ("Ely Warrants") outstanding up to their expiration on May 21, 2023.

During the three months ended June 30, 2023 and 2022, the Company recognized a fair value loss on its short-term investments of $0.14 million and $3.6 million, respectively. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

During each of the three months ended June 30, 2023 and 2022, the Company incurred interest expenses of $0.3 million.

Six months ended June 30, 2023, compared to six months ended June 30, 2022

The Company had a net loss of $5.5 million, or $0.04 on a basic and diluted basis, in the six months ended June 30, 2023, compared to $5.9 million, or $0.05 per share on a basic and diluted basis, for the same period of 2022. During the six months ended June 30, 2023, the Company incurred an Adjusted Net Loss of $3.8 million or $0.03 per share, compared to an Adjusted Net Loss of $4.2 million or $0.03 per share, for the

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023

same period in 2022. See “Non-IFRS Measures”. The improved operating results were largely attributable to a 32% decrease in Cash Operating Expenses of $2.1 million offset by a $0.1 million decrease in gross profits. See "Non-IFRS Measures". In addition, $0.8 million royalty revenue generated from the Borden asset during the six months ended June 30, 2023 included a one-time recovery of revenue related to past periods, which did not occur during the same period in 2023.

The following provides a breakdown of our revenue by assets for the periods indicated:

	For the six months ended June 30
	2023	2022
	($)	($)
Canadian Malartic	76	754
Borden	288	823
Jerritt Canyon	198	371
Others	673	597
	1,235	2,545

During the six months ended June 30, 2023 and 2022, the Company recognized depletion expense of $0.3 million and $1.5 million, respectively. The reduction in royalty revenue generated during the six months ended June 30, 2023 compared to the six months ended June 30, 2022 accounts for the lower depletion charge.

During the six months ended June 30, 2023. Cash Operating Expenses decreased by 32% to $4.3 from $6.4 million, in the same period of 2022. See "Non-IFRS Measures". The change in Cash Operating Expenses was primarily the result of a decrease in insurance premiums, office and technology expenses, investor communications and marketing expenses, consulting fees and professional fees in the six months ended June 30, 2023 compared to the six months ended June 30, 2022. See "Non-IFRS Measures". Professional fees primarily consisted of expenses for audit and quarterly review fees and legal fees for general corporate and securities matters.

The following provides a breakdown of Cash Operating Expenses for the periods indicated:

	For the six months ended June 30
	2023	2022
	($)	($)
Consulting fees	83	839
Insurance fees	718	1,019
Investor communications and marketing expenses	422	592
Management and directors' fees	834	698
Mineral interest maintenance expenses	81	162
Office and technology expenses	315	368
Professional fees	1,075	1,842
Salaries, wages and benefits	577	533
Transfer agent and regulatory fees	240	330
	4,345	6,383

See "Non-IFRS Measures"

During the six months ended June 30, 2023 and 2022, the Company recognized share-based compensation expense of $1.7 million and $1.8 million, respectively. Share-based compensation expenses represented the vesting of share options, restricted shares and restricted share units granted by the Company to management, directors, employees and consultants. The share-based compensation expense also included the amortization of the fair value of shares issued by the Company to contractors for marketing services of $0.06 million for the six months ended June 30, 2023.

During the six months ended June 30, 2023 and 2022, the Company recognized a fair value gain on its derivative liabilities of $0.2 million and $4.6 million, respectively. The change is primarily as a result of the remeasurement of the fair value of 8,849,251 warrants to purchase common shares of the Company that were outstanding up to their expiration on May 21, 2023.

During the six months ended June 30, 2023 and 2022, the Company recognized a fair value loss on its short-term investments of $0.08 million and gain of $0.2 million, respectively. Short-term investments are measured at fair value with reference to closing foreign exchange rates and the quoted share price in the market.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023

During the six months ended June 30, 2023 and 2022, the Company incurred interest expenses of $0.6 million and $0.4 million, respectively. The Company incurred a loss on loan modification of $0.2 million during the six months ended June 30, 2023 resulting from the amendment of its existing credit facility.

Liquidity and Capital Resources

	As at June 30, 2023	As at December 31, 2022
(in thousands of dollars)	($)	($)
Cash and cash equivalents	4,598	5,847
Short-term investments	1,181	3,840
Working capital (current assets less current liabilities)	4,079	7,559
Total assets	677,346	682,410
Total current liabilities	3,628	3,977
Total non-current liabilities	145,169	144,782
Shareholders’ equity	528,549	533,651

As at June 30, 2023, the Company had cash and cash equivalents of $4.6 million and cash, cash equivalents and marketable securities of $5.8 million. This compares to cash and cash equivalents of $5.8 million and cash, cash equivalents and marketable securities of $9.7 million at December 31, 2022. As at June 30, 2023, the Company had working capital (current assets less current liabilities) of $4.0 million as compared to $7.6 million as at December 31, 2022. Short-term investments consist of marketable securities held by the Company. Working capital consists of current assets, which is made up of cash and cash equivalents, short-term investments, accounts receivable and prepaids and other receivables, less current liabilities, which is made up of accounts payable and accrued liabilities, and current portion of derivative liabilities.

As previously announced, in August 2022, the Company established an at-the-market equity program (the "ATM Program") with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Haywood Securities Inc., Laurentian Bank Securities Inc., Laurentian Capital (USA) Inc., Raymond James Ltd. and Raymond James & Associates Inc. (collectively, the "Agents"), which allows the Company to issue up to $50.0 million in GRC Shares from treasury to the public from time to time through the facilities of the NYSE. During the six months ended June 30, 2023, a total of 496,438 GRC Shares were distributed by the Company for net proceeds of $1.3 million (gross proceeds of $1.3 million), including 80,710 GRC Shares distributed during the three months ended June 30, 2023 in April 2023 for net proceeds of $0.2 million (gross proceeds of $0.2 million). Such distributions were made to position the Company to complete acquisitions such as the recently announced Cozamin royalty. Such distributions were through the facilities of the NYSE. Total commissions paid to the Agents under the ATM Program were $0.004 million and $0.03 million, respectively, in the three and six months ended June 30, 2023. No GRC Shares were distributed under the ATM Program prior to the six months ended June 30, 2023. Since April 2023, in light of, among other things, market conditions, the trading price of GRC Shares and its liquidity requirements, the Company has not made any further distributions under the ATM Program. The ATM Program expires on September 1, 2023, and the Company does not anticipate making further distributions under the ATM Program prior to its expiry.

On February 13, 2023, the Company announced an amended and restated credit agreement with the Bank of Montreal and the National Bank of Canada to expand its existing secured revolving credit facility by $10 million to $35 million. The expanded credit facility (the "Facility") consists of a $20 million secured revolving credit facility, with an accordion feature providing for an additional $15 million of availability (the "Accordion"), as further described below. The Facility, secured against the assets of the Company, is available for general corporate purposes, acquisitions and investments, subject to certain limitations. Amounts drawn on the Facility bear interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% per annum or Adjusted Term Secured Overnight Financing Rate ("SOFR") Rate plus a margin of 4.00% per annum, as applicable. The Facility has a maturity date of March 31, 2025. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants. As at June 30, 2023, $10 million was drawn under the Facility.

The Company’s principal sources of financing to date have been the prior issuance of GRC Shares, by way of private placement, and initial public offering, the Facility and revenue generated by its royalty and other mineral interests. The Company also had $4.6 million of cash and cash equivalents and $1.2 million of marketable securities as at June 30, 2023. Based on the Company's amended Facility, available cash, cash equivalents, marketable securities, the ATM Program and expected revenue, the Company believe that it has sufficient liquidity to meet the Company's obligations and to finance its planned activities over the next twelve months. Over the long term, the Company expects to meet its obligations and finance its growth plans through revenue generated from royalty interests held, issuance of securities pursuant to equity financings and short-term or long-term loans. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and future success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

See “Financial Instruments and Risk Management” for more information regarding liquidity risks associated with financial instruments.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023

Cash Flows

Three months ended June 30, 2023

Operating Activities

Net cash used in operating activities during the three months ended June 30, 2023 of $1.3 million reflected a net loss of $2.5 million offset by non-cash items including the Company’s share-based compensation of $0.8 million, interest expenses of $0.3 million, change in fair value of derivative liability of $0.01 million, change in fair value of short-term investments of $0.1 million, depletion and depreciation charge of $0.22 million, other income of $0.05 million and deferred tax expense of $0.02 million. Non-cash working capital changes include a decrease in accounts receivable of $0.1 million, a decrease in prepaids and other receivables of $0.5 million and a decrease in accounts payable and accrued liabilities of $0.6 million.

Investing Activities

During the three months ended June 30, 2023, the Company made an investment in royalties and other mineral interests of $0.12 million, received cash proceeds from disposal of marketable securities of $1.7 million, received land agreement payments of approximately $0.1 million and received dividend and interest income totaling $0.04 million.

Financing Activities

During the three months ended June 30, 2023, net cash used in financing activities was $2.6 million which primarily represented proceed from distribution of shares of $0.4 million, interest payment of $0.3 million and dividend payment of $2.6 million.

Six months ended June 30, 2023

Operating Activities

Net cash used in operating activities during the six months ended June 30, 2023 of $3.4 million reflected a net loss of $5.6 million offset by non-cash items including the Company’s share-based compensation of $1.7 million, interest expenses of $.6 million, change in fair value of derivative liability of $0.2 million, change in fair value of short-term investments of $0.08 million, depletion and depreciation charge of $0.4 million, other income of $0.09 million and deferred tax recovery of $0.1 million. Non-cash working capital changes include a decrease in accounts receivable of $0.3 million, an increase in prepaids and other receivables of $0.4 million and a decrease in accounts payable and accrued liabilities of $0.07 million.

Investing Activities

During the six months ended June 30, 2023, the Company made an investment in royalties and other mineral interests of $0.14 million, received cash proceeds from disposal of marketable securities of $2.6 million, received land agreement payments of approximately $1.2 million and received dividend and interest income totaling $0.07 million.

Financing Activities

During the six months ended June 30, 2023, net cash used in financing activities was $1.7 million which primarily represented proceed from distribution of shares of $0.2 million, interest payment of $0.4 million and dividend payment of $2.6 million.

Contractual Obligations

As at June 30, 2023, the Company has the following contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
(in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Lease obligation	$273	$57	$209	$7	$—
Revolving credit facility	$9,931	—	9,931	—	—
Total	$10,204	$57	$10,140	$7	$—

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023

Non-IFRS Measures

The Company has included, in this document, certain performance measures, including: (i) Adjusted Net Loss and Adjusted Net Loss Per Share; (ii) GEOs; (iii) Total Revenue and Land Agreement Proceeds: and (iv) Cash Operating Expenses which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

•
Adjusted Net Loss and Adjusted Net Loss Per Share

Adjusted Net Loss is calculated by adding land agreement proceeds credited against mineral properties and deducting the following from net income: Transaction related and non-recurring general administrative expenses1, share of (income)/loss and dilution income in associate, impairment, changes in fair value of derivative liabilities and short-term investments, loss on loan modification, foreign exchange gain/(loss), other income/(expense) and land agreement proceeds credited against mineral properties. Adjusted Net Loss Per Share, basic and diluted have been determined by dividing the Adjusted Net Loss by the weighted average number of common shares for the applicable period. The Company included this information as management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The table below provides a reconciliation of net loss to Adjusted Net Loss and Adjusted Net Loss Per Share, basic and diluted for the periods indicated:

	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Net loss	(2,496)	(3,438)	(5,579)	(5,826)
Land agreement proceeds credited against mineral properties	89	117	1,292	1,238
Transaction related and non-recurring administrative expenses	176	575	635	1,535
Share of (income)/loss in associate	(350)	47	(222)	155
Dilution income in associate	(12)	(20)	(12)	(100)
Impairment of royalty	—	—	—	3,821
Change in fair value of derivative liabilities	(9)	(2,836)	(239)	(4,634)
Change in fair value of short-term investments	135	3,627	77	(248)
Loss on loan modification	—	—	249	—
Foreign exchange (gain)/loss	59	3	107	(10)
Other income	(79)	(111)	(113)	(115)
Adjusted Net Loss	(2,487)	(2,036)	(3,805)	(4,184)
Weighted average number of common shares	144,560,621	134,372,502	144,425,846	134,196,906
Adjusted Net Loss per Share, basic and diluted	(0.02)	(0.02)	(0.03)	(0.03)

[1] Transaction related and non-recurring general administrative expenses are a supplementary financial measure comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the three and six months ended June 30, 2023, transaction related and non-recurring administrative expenses related primarily to professional fees related to changing the Company’s fiscal year-end, tax restructuring following the completion of corporate transactions, establishing a dividend reinvestment and finance programs and select corporate development activities and in the same periods of 2022, related primarily to consulting fees and professional fees associated with corporate transactions.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023

•
GEOs

Total GEOs are determined by dividing revenue by the following average gold prices:

	Units	Average Gold Price
Three months ended June 30, 2022	(US$/oz)	1,850
Three months ended June 30, 2023	(US$/oz)	1,978
Six months ended June 30, 2022	(US$/oz)	1,850
Six months ended June 30, 2023	(US$/oz)	1,933
•
Total Revenue and Land Agreement Proceeds reconciliation

Total Revenue and Land Agreement Proceeds are determined by adding land agreement proceeds credited against mineral properties to total revenue. The Company has included this information as management believes certain investors use this information to evaluate the Company's performance in comparison to other gold royalty companies in the precious metal mining industry. Below is a reconciliation of our Total Revenue and Land Agreement Proceeds to total revenue for the three and six months ended June 30, 2023 and 2022, respectively:

	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
(in thousands of dollars)	($)	($)	($)	($)
Royalty	399	1,727	633	1,986
Advance minimum royalty	25	25	356	313
Land agreement proceeds	133	272	1,538	1,484
Total Revenue and Land Agreement Proceeds	557	2,024	2,527	3,783
Land agreement proceeds credited against mineral properties	(89)	(117)	(1,292)	(1,238)
Revenue	468	1,907	1,235	2,545
•
Cash Operating Expenses

Cash Operating Expenses are determined by adding the impact of non-cash expenses, revenue, other income and tax expense or recovery to net loss. The Company has included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net loss to Cash Operating Expenses.

	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
(in thousands of dollars)	($)	($)	($)	($)
Net loss	(2,496)	(3,438)	(5,579)	(5,826)
Non-cash expenses, revenue, other income and tax recovery:
Revenue	(468)	(1,907)	(1,235)	(2,545)
Other income	(79)	(111)	(113)	(115)
Depletion	204	1,037	321	1,525
Depreciation	16	21	37	36
Share-based compensation	828	705	1,708	1,851
Share of (income)/loss in associate	(350)	47	(222)	155
Dilution income in associate	(12)	(20)	(12)	(100)
Impairment of royalty	—	—	—	3,821
Change in fair value of derivative liabilities	(9)	(2,836)	(239)	(4,634)
Change in fair value of short-term investments	135	3,627	77	(248)
Loss on loan modification	—	—	249	—
Foreign exchange (gain)/loss	59	3	107	(10)
Interest expense	328	269	622	374
Tax expense / (recovery)	22	(15)	(66)	(667)
Cash Operating Expenses	(1,822)	(2,618)	(4,345)	(6,383)

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023

Summary of Quarterly Results

The following table sets forth selected financial results of the Company for each of the quarterly periods indicated.

	Revenue	Net loss	Net loss per share, basic and diluted	Dividends declared per share
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
September 30, 2021	192	(9,215)	(0.17)	—
December 31, 2021	533	(6,841)	(0.06)	—
March 31, 2022	638	(2,388)	(0.02)	0.01
June 30, 2022	1,907	(3,438)	(0.03)	0.01
September 30, 2022	866	(4,677)	(0.03)	0.01
December 31, 2022	582	(2,204)	(0.02)	0.01
March 31, 2023	767	(3,083)	(0.02)	0.01
June 30, 2023	468	(2,496)	(0.02)	0.01

Changes in net loss from quarter to quarter for the period from incorporation to date have been affected primarily by corporate activity, including transactional activities, following the Company’s initial public offering, professional and consulting fees incurred in connection with corporate acquisitions, business combinations and other corporate development activities, changes in fair value in short-term investment and derivatives during the respective periods, offset by revenue.

Off-Balance Sheet Arrangements

As at June 30, 2023, the Company did not have any off-balance sheet arrangements.

Transactions with Related Parties

Related Party Transactions

Blender Media Inc. ("Blender") provides digital marketing services to the Company. On October 12, 2021, the Company issued 120,000 GRC Shares to Blender as compensation for the expanded scope of digital marketing services to be provided by Blender for a contract term ending on June 27, 2022. Blender is controlled by a family member of Amir Adnani, a former director of the Company. During the three and six months ended June 30, 2023, the Company incurred $0.001 million (2022: $0.2 million) and $0.002 (2022: $0.5 million), respectively in technology expenses for website design, hosting and maintenance service provided by Blender.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by key management personnel of the Company are as follows:

	For the three months ended		For the six months ended
	June 30		June 30
	2023	2022	2023	2022
(in thousands of dollars)	($)	($)	($)	($)
Management salaries	293	290	619	574
Directors’ fees	93	63	215	124
	386	353	834	698
Share-based compensation	396	310	1,075	1,000
	782	663	1,909	1,698

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023

•
The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future.
•
The Company’s business is the acquisition of royalties through direct royalty asset acquisition or business combinations. Each royalty has its own unique terms and judgment is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of judgment. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.
•
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Information about significant sources of estimation uncertainty is described below.

•
The Company estimates the attributable reserves and resources relating to the mineral properties underlying our interests. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties in which the Company has royalty interests, adjusted where applicable to reflect its percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the depletion calculation and carrying value of our royalty interests.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and accrued liabilities, lease obligation, bank loan, and derivative liabilities. The Company’s short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The fair value of its other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Bank loan, and lease obligation are measured at amortized cost. The fair value of the bank loan and lease obligation approximate their carrying values as their interest rates are comparable to current market rates.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, equity price risk and currency risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances and accounts receivable. The Company mitigates credit risk associated with its bank balances by holding cash with Schedule I chartered banks in Canada and their US affiliates. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents in excess of the amount of government deposit insurance coverage for each financial institution and accounts receivable. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023

operations. The Company’s working capital (current assets less current liabilities) as at June 30, 2023 was $4.1 million compared to $7.6 million as at December 31, 2022. The Company’s accounts payable and accrued liabilities and loan are expected to be realized or settled, respectively, within a one-year period.

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, the Company takes into account the amount available under the ATM Program, the Facility including the Accordion, anticipated cash flows from operating activities and its holding of cash and short-term investments. The Company believes it has the required liquidity to meet its obligations and to finance its planned activities.

Currency risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on its cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities and derivative liabilities are minimal.

Equity price risk

The Company is exposed to equity price risk associated with its investment in other mining companies. The Company’s short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company’s short-term investments held as at June 30, 2023, a 10% change in the market price of these investments would have an impact of approximately $0.1 million on net loss.

Interest rate risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash balances are minimal. The Company's secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for six months ended June 30, 2023. The Company's lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis point would not have a significant impact on the net loss for the six months ended June 30, 2023.

Outstanding Share Data

As at the date hereof, the Company has 144,970,285 GRC Shares, 10,350,000 common share purchase warrants, 769,079 restricted share units and 7,766,211 share options outstanding. In addition, there are 2,430,000 Ely Warrants outstanding as at the date hereof, representing the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus C$0.0001. Accordingly, the Ely Warrants are exercisable into 595,350 GRC Shares.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures ("DCP"). The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the six months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023

in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the six months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Forward-looking Statements

Certain statements contained in this MD&A constitute "forward-looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of securities laws in the United States (collectively, "Forward-Looking Statements"). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words "anticipate", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "target", "aim", "pursue" "potential", "objective" and "capable" and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

•
the Company’s plans and objectives, including its acquisition and growth strategy;
•
the expected completion of proposed transactions, including the Cozamin royalty acquisition;
•
the Company’s future financial and operational performance, including expectations regarding projected results of operations, including forecasted Total Revenues and Land Agreement Proceeds;
•
royalty and other payments to be made to the Company by the owners and operators of the projects underlying the Company’s royalties and other interests;
•
expectations regarding the royalty and other interests of the Company;
•
the plans and expectations of the operators of properties where the Company owns royalty interests;
•
estimates of mineral reserves and mineral resources on the projects in which the Company has royalty interests;
•
estimates regarding future revenue, expenses and needs for additional financing; and
•
adequacy of capital and financing needs.

These Forward-Looking Statements are based on opinions, estimates and assumptions in light of the Company’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances, including that:

•
the public disclosures of the operators regarding the properties underlying the Company’s interests are accurate, including that such operators will meet their disclosed production targets and expectations;
•
current gold, base metal and other commodity prices will be sustained, or will improve;
•
the parties to the proposed Cozamin transaction will be able to satisfy the conditions to the completion of such transaction;
•
the proposed development of the Company’s royalty projects will be viable operationally and economically and will proceed as expected;
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any additional financing required by the Company will be available on reasonable terms; and
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operators of the properties where the Company holds royalty interests will not experience any material accident, labor dispute or failure of equipment.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors, among others:

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dependence on third-party operators;
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the parties to the proposed Cozamin transaction may fail to satisfy the conditions to such transaction as expected or at all;
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a substantial majority of the Company’s current royalty interests are exploration, advanced-exploration and development stage properties, which are non-producing and are subject to the risk that they may never achieve production;
•
volatility in gold and other commodity prices;

Gold Royalty Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2023

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the Company has limited or no access to data or the operations underlying its interests;
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a significant portion of the Company’s revenues is derived from a small number of operating properties;
•
the Company is subject to many of the risks faced by owners and operators of the properties underlying the Company’s interests;
•
the Company may enter into acquisitions and other material transactions at any time;
•
the Company’s future growth is to a large extent dependent on its acquisition strategy;
•
as a royalty holder, the Company may become subject to potential disputes with operators regarding the existence, enforceability or terms of its interests;
•
certain of the Company’s royalty interests are subject to buy-back or other rights of third-parties;
•
risks related to epidemics, pandemics or other public health crises, and the potential impact thereof on the Company and the operators of the properties underlying its interests;
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risks related to mineral reserve estimates and mineral resource estimates completed by third-party owners and operators on the projects underlying the Company’s interests, including that such estimates may be subject to significant revision;
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title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
•
potential conflicts of interests;
•
regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
•
the availability of any necessary financing in the future on acceptable terms or at all;
•
litigation risks;
•
the Company holds investments in a concentrated number of equity securities and the fair values thereof are subject to loss in value; and
•
the other factors discussed under "Item 3. Key Information – D. Risk Factors" in the Annual Report and other disclosure documents, which are available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

This list of factors should not be construed as exhaustive. The Company does not intend to and does not assume any obligations to update Forward-Looking Statements, except as required by applicable law.

Please see "Item 3. Key Information – D. Risk Factors" in the Annual Report for further information regarding key risks faced by the Company.

Technical Information

Except where otherwise stated, the disclosure herein relating to the properties underlying the Company’s royalty and other interests is based on information publicly disclosed by the owners and operators of such properties. Specifically, as a royalty holder, the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which the Company is not permitted to disclose to the public. The Company is dependent on the operators of the properties and their qualified persons to provide information to the Company or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds interests and generally will have limited or no ability to independently verify such information. Although the Company does not currently have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

The scientific and technical information contained in this MD&A relating to the Company’s royalty and other interests has been reviewed and approved by Alastair Still, P.Geo., who is the Director of Technical Services of the Company, a qualified person as such term is defined under NI 43-101.

Additional Information

Additional information concerning the Company is available under the Company’s profile at www.sedarplus.ca and www.sec.gov.